June 10, 2010

Via EDGAR and Facsimile (202) 772-9198
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	AmTrust Financial Services, Inc.
Form 10-K for the Period Ended December 31, 2009
Filed March 16, 2010
File No. 001-33143

Dear Mr. Rosenberg:

Thank you for your letter dated May 14, 2010 (the “Comment Letter”), setting forth comments of the Division of Corporation Finance (the “Staff”) regarding the Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”) of AmTrust Financial Services, Inc.

We have carefully considered the Staff’s comments and set forth our responses below.  For the convenience of the Staff, each numbered paragraph response herein corresponds to the same numbered paragraph in the comment letter.

General

1.
We have not yet reviewed the Part III information that is included in your Form 10-K.  We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Response:

We understand that, as of the date of the Comment Letter, the Staff had not yet reviewed the information contained in Part III of our 2009 Form 10-K for the annual period ended December 31, 2009.  On May 26, 2010, we received additional comments from the Staff related to our proxy statement and we addressed those comments in separate correspondence to the Commission on June 8, 2010.

Jim B. Rosenberg
Division of Corporation Finance
June 10, 2010

Item 1A. Risk Factors, page 32

2.
Please refer to SEC Release 34-61469 (Feb. 8, 2010) regarding climate change matters.  We note that your business is to provide property and casualty insurance products to your clients.  Please consider revising to include a risk factor and/or MD&A disclosure discussing how climate changes may impact your company’s business.  If you considered the Release and determined that information regarding the impact of climate change on your business was not necessary to your disclosure, please tell us why you determined it was not necessary.

Response:

We did consider SEC Release 34-61469 (Feb. 8, 2010) regarding climate change matters when preparing our 2009 Form 10-K.  Specifically, we considered (a) whether climate change was a significant factor that could make an investment in our common stock risky or otherwise negatively impact our financial condition or business (as required by Item 503(c) of Regulation S-K), and (b) whether climate change was a known trend, event or other uncertainty that could have a material effect on our financial condition and, therefore, should be discussed in Management’s Discussion and Analysis (as required by Item 303 of Regulation S-K).

We determined that information regarding the impact of climate change on our business was not necessary to our disclosure.  Our business is focused on providing workers’ compensation and property and casualty insurance products to small and middle market businesses that operate in low and medium hazard classes, and extended warranty and related property and casualty insurance products for consumer products and commercial goods, both in the U.S. and internationally.  Although we understand that other insurance companies may face material risks from climate change, our business and our products differ from those offered by many insurance companies.  Property insurance constitutes less than 10% of our total premium and 1% of our total loss reserves.  In addition, we have catastrophe reinsurance in place to help alleviate these risks.  We do not provide multi-peril crop insurance.  We do not insure large manufacturing companies that could be negatively affected by increased environmental regulation.  Our portfolio is broadly diversified by both customer and geography.

Although we made a determination that information regarding the impact of climate change on our business was not necessary to our disclosure in our 2009 Form 10-K, we will continue to evaluate our risks in this area, and, if necessary, will include disclosure in our MD&A and/or a risk factor in the future.

Jim B. Rosenberg
Division of Corporation Finance
June 10, 2010

Item 5.  Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities
Share Repurchase Plan, page 49

3.
We note your disclosure on page 49 that the Company repurchased 752,387 shares during the year ended December 31, 2009.  Please revise to provide the tabular disclosure required by Item 703 of Regulation S-K regarding purchase of equity securities by the issuer.  We note that you agreed to provide the disclosure required by Item 703 in future filings in your response letter dated August 25, 2008.

Response:

The Company acknowledges the Staff’s comment and will prospectively include the purchase of all equity securities by the issuer in each periodic filing in accordance with Item 703 of Regulation S-K and the instructions to Part II, Item 5 of Form 10-K and Part II, Item 2 of Form 10-Q.  As provided in the instructions to Part II, Item 5 of Form 10-K, we omitted the table in our 2009 Form 10-K because we did not repurchase any shares during the fourth quarter.  As mentioned in the Staff’s comment, the full 752,387 share amount we repurchased over the course of the entire year was disclosed textually in Item 5. - Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities on page 49 of our 2009 Form 10-K, along with a statement that we did not repurchase any shares of our common stock in the fourth quarter of 2009.  A table detailing the timing of our repurchases during the year ended December 31, 2009 is as follows:

Period	Total Number of Shares Purchased	Average Price Paid per share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plan
February 1 - 28	500,000	$8.00	500,000	2,476,100
March 1 - 31	201,728	$7.29	201,728	2,274,372
September 1 -30	50,659	$11.70	50,659	2,223,713
Total	752,387	$7.83	752,387	2,223,713

Item 15. Exhibits and Financial Statement Schedules

4.	We note that you have described the following related party agreements in the Form 10-K but have not filed them as exhibits:

•	Master Agreement between AmTrust and Maiden;
•	Maiden Quota Share:
•	Reinsurance Brokerage Agreement, Effective July 1, 2007, between AmTrust and Maiden;

Jim B. Rosenberg
Division of Corporation Finance
June 10, 2010

•	Asset Management Agreement, effective July 1, 2007, between AmTrust and Maiden;
•	Services Agreement, effective July 1, 2007, between AmTrust, through its subsidiaries, and Maiden;
•	Loan Agreement between AmTrust and Maiden; and
•	Services Agreements, entered into in 2009, between AmTrust, through its subsidiaries, and American Capital Acquisition Corp.

Please file these agreements and all amendments as exhibits to your Form 10-K, or provide us with an analysis as to why they need not be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.  If these agreements are publicly filed elsewhere, please incorporate them by reference into your Form 10-K.

Response:

The Master Agreement dated July 3, 2007 between AmTrust Financial Services, Inc. and Maiden Holdings, Ltd. and the First Amendment to Master Agreement dated September 17, 2007 between AmTrust Financial Services, Inc. and Maiden Holdings, Ltd. were filed as Exhibits 10.23 and 10.24 to our 2009 Form 10-K (incorporated by reference to Exhibit 2.2 and Exhibit 10.1 to our Current Reports on Form 8-K filed on August 14, 2007 and September 19, 2007, respectively).  The Quota Share Reinsurance Agreement between AmTrust International Insurance, Ltd. and Maiden Insurance Company, Ltd. and the Amended and Restated Quota Share Reinsurance Agreement between AmTrust International Insurance, Ltd., Hamilton, Bermuda and Maiden Insurance Company, Ltd., Hamilton, Bermuda (the “Maiden Quota Share”) were filed as Exhibits 10.25 and 10.27 to our 2009 Form 10-K (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on September 19, 2007 and Exhibit 10.27 to our Annual Report on Form 10-K filed on March 16, 2009, respectively).

The Reinsurance Brokerage Agreement, the Asset Management Agreement, the Services Agreements and the Loan Agreement between AmTrust and Maiden have not been filed publicly.  We do not consider these agreements to be material in amount or significance.  The agreements generated revenue of approximately $8.0 million for the year ended December 31, 2009, which is approximately 1.1% of our total revenue for that year.  As of December 31, 2009, Maiden Insurance Company, Ltd. (“Maiden Insurance”) made advances under the Loan Agreement of approximately $168 million.  The Loan Agreement, which is one of several options available to Maiden Insurance to fund its reinsurance obligations, was made in conjunction with the Maiden Quota Share, which requires that Maiden Insurance provide security for its obligations and is specifically provided for in that agreement.  Because the Loan Agreement was entered into pursuant to the Maiden Quota Share and is subject to the Maiden Quota Share, we do not consider it a material agreement on its own.  Lastly, the revenue generated from our relationship with American Capital Acquisition Corp. in 2009 was immaterial.  More importantly, however, the Services Agreements between AmTrust and American Capital Acquisition Corp. that are referenced in the Staff’s comment are subject to final regulatory approval (as disclosed in our 2009 Form 10-K).  Once we obtain the required regulatory approval necessary to enter into these agreements, if we determine these agreements are material at that time, we would file copies of the agreements with our next periodic filing.

Jim B. Rosenberg
Division of Corporation Finance
June 10, 2010

The Staff accurately points out that we describe each of these agreements in our related party disclosure in Note 12 to our Consolidated Financial Statements.  However, our decision to discuss each agreement separately for related party disclosure purposes did not automatically lead to a determination that each of these agreements is a material contract that should be filed pursuant to Item 601 of Regulation S-K.  We reviewed the requirements of Item 601 of Regulation S-K and determined that we only needed to file the Master Agreement and the Maiden Quota Share (and amendments) as material contracts.

Although we do not consider these other agreements material at this time, we will continue to evaluate these relationships and the related agreements for materiality.  Consistent with Staff guidance, if any of these agreements becomes material to us (even though it is not material to us now), we would file the relevant agreement as an exhibit to the periodic report relating to the reporting period in which such agreement becomes material.

Consolidated Financial Statements
Note 2 - Significant Accounting Policies
Investments, page F-8

5.
You disclose, “Absent any of the above criteria, the Company generally considers an investment to be impaired when it has been in a significant unrealized loss position for over 24 months.”  Regarding the “above criteria,” you list only “some” of the criteria and many of those criteria are not specific.  Please tell us more about how you apply your policy to your investments in common and preferred stock and investments in debt securities including what “significant unrealized loss position” as used in your policy means and how you use the “above criteria,” and any other criteria.  In addition, address the following:

•
Regarding investments in common and preferred stock, we generally believe there is strong indication of an “other than temporary” decline when the value of a common or preferred stock is less than the amount established for financial reporting purposes for a period of six to nine months.   Accordingly, for each of your common and preferred stock investments that have been in unrealized loss position for six months or more, please tell us as of December 31, 2009 (1) how long it had been in the unrealized loss position, (2) the magnitude of the unrealized loss, (3) the evidence you had indicating that the unrealized loss was recoverable, and (4) when you expected to recover the loss.

Jim B. Rosenberg
Division of Corporation Finance
June 10, 2010

Response:

In assessing the possible impairment of equity investments, there are many factors that we consider in making the determination of whether or not we should impair a security.  In our 2009 Form 10-K, we listed certain items we consider in determining the criteria used for evaluating if an investment is other-than-temporarily-impaired. The items listed that we feel are specific in nature include credit ratings; dividend payment reduction or elimination, non-payment of requisite interest payments; sale of securities by management; financial condition of the company invested in; specific corporate or market events that will affect operations; and discrete credit events related to outstanding obligations or bankruptcy. In addition to those factors, we also consider, among other things, new management; media exposure; sponsors, advertising and marketing agreements; debt restructuring; regulatory changes; acquisitions and dispositions of companies or books of business; pending litigation; distribution agreements as well as industry trends and other factors.

Our equity portfolio management team looks, primarily, at small cap companies, most without widespread distribution or trading of their shares. We also study the financial reports, industry, market, competition and other factors to attempt to learn how the company functions and the arena in which it operates. Our equity portfolio is actively managed to discover situations where true value is not properly reflected in the market price and where a catalyst may send the market price toward our estimate of true value.  As such, our investments tend to be in smaller companies with an average market cap of $335 million and our average holding period for common stock investments is 36 months. These stocks tend to be relatively unknown stocks that have less trading volume than well-known and larger stocks. Lower turnover stocks are generally stable in price until there is a catalyst, or event, that causes market participants to take interest in the stock. When the general public has discovered the company and trading volume and market bid have increased, we typically seek to exit these positions. While the stock market and our stocks are generally not correlated, during the last 18-24 months, we have experienced a market that has significantly penalized lower volume stocks even when fundamentals have held up. We believe that because of the increasing use of program trading and derivatives by many asset management firms, smaller securities with low turnover have been sold upon the occurrence of certain triggers in the overall stock market or economy without regard to price or fundamentals. The price steps down dramatically as there are fewer bids to support it. We neither want to sell into such a situation nor do we think we should because the price declines are not related to the fundamental value of the securities. While we have recovered a lot of lost ground this year, the market still favors and pays a premium for highly liquid securities. We believe part of the reason is the desire by investors for ease of getting in and out of stocks because people are more wary about the direction of the economy. Recent volatility in the stock markets has favored growth styles of investing. The growth versus value gap has historically been short-lived. For example, mergers and acquisitions have often helped value stocks to achieve full value as other companies (strategic and financial buyers) will acquire companies the stock of which does not reflect true value.  Because of the credit crunch, merger and acquisition activity had been depressed until recently, when we have seen an increase in activity. Therefore, we believe this could also act as a catalyst for small stocks to move up.

Jim B. Rosenberg
Division of Corporation Finance
June 10, 2010

Our investment policy as it relates to equity positions states that we use a criterion of 24 months of being in a “significant” unrealized loss position. We view an unrealized loss of 35% to be “significant” for our equity securities. We believe our specific investment strategy justifies the 35% threshold and 24 month time frame. Our style of investing in lesser known, value-oriented stocks justifies the 35% rule because many stocks in this category do not have heavy trading volume and can, therefore, experience significant price fluctuations without fundamental reasons. These price fluctuations can be large on a percentage basis because many stocks in this category are also low-priced stocks that are often distressed or in a turnaround phase. We also believe that our investment strategy justifies a 24 month time frame because we typically anticipate a catalyst or event that we believe should improve the stock’s visibility among analysts and traders, increase trading volume, and move the market price toward intrinsic value. This catalyst, in many instances, takes up to 24 months to occur. While we normally seek to identify a catalyst or event that should take place within 12 months, in our experience, we have found that catalysts sometimes take longer than expected due to external factors and that the likelihood of the catalyst occurring drops significantly after 24 months. In addition, sometimes, a catalyst that does not occur early sometimes requires an anniversary period, such as one year, for the next opportunity for that catalyst to occur, and the 24 month time frame allows for these types of situations. We maintain an impairment watch-list that shows all positions that are in significant unrealized loss position in excess of six months. Our investment committee reviews this watch-list and the write-up supporting our position on a quarterly basis. It should be noted that we have periodically recorded impairment losses far in advance of the 24 month time frame if specific facts and circumstances warranted recording such a charge.

At December 31, 2009, we had 13 positions that had unrealized losses of six months or greater in our equity portfolio we deemed not to be other-than-temporarily-impaired at the time.  The following is a summary of those investments:

Security	Number of Months in Unrealized Loss Position at 12/31/09	Unrealized Loss as a Percentage of Cost at 12/31/09	Unrealized Loss in Dollars at 12/31/09	Expected Time to Recovery in Months
Aloy Inc. Cmn (i-a)	23	5%	$66,885	5
Ariad Pharmaceuticals (i-b)	16	18%	999,953	6
Ballantyne of Omaha Inc (i-c)	24	31%	433,850	3
Citizens Republic Bancorp (i-d)	11	62%	11,200	12
CombiMatrix Corp (i-e)	7	15%	6,957	12
Safeguard Scientifics (i-f)	27	30%	1,556,142	9
Theratechnologies Inc Cmn (i-g)	22	27%	195,344	6
FBR Capital markets (ii-a)	22	11%	53,046	10
Gyrodyne Co of America (ii-b)	30	22%	789,066	6
AVP Inc. (iii-a)	21	97%	2,911,786	6
Directed Electronics Inc. Cmn (iii-b)	20	77%	101,433	9
Photomedex Inc Common (iii-c)	21	66%	2,014,118	6
TBS International (iii-d)	19	86%	942,840	9

Jim B. Rosenberg
Division of Corporation Finance
June 10, 2010

(i)    Investments that had unrealized losses at December 31, 2009 that we deemed not significant from either (1) a decline in dollar amount, (2) a decline in percentage amount, or (3) length of impairment time standpoint, that had significant recovery subsequent to year-end.

a. Aloy Inc. (Aloy)
Aloy provides media and marketing services.  The unrealized loss at December 31, 2009 was only $66,885 and was insignificant from a percentage standpoint (5%).  In addition, as of March 16, 2010 (the date we filed our 2009 Form 10-K), we had an unrealized gain on this position of approximately $89,000.

b. ARIAD Pharmaceuticals
ARIAD is a Massachusetts-based biotechnology company focused on developing drugs to fight cancer.  We did not consider the unrealized loss of $999,953 (or 18%) at December 31, 2009 to be significant.  In addition, as of March 16, 2010 (the date we filed our Form 10-K), the stock price had recovered significantly and we had an unrealized gain on this position of approximately $1,357,000.

c. Ballantyne of Omaha Inc. (BTN)
BTN is a designer, developer, manufacturer and distributor of commercial motion picture equipment.  We believe this issuer’s earnings are temporarily depressed based on limited demand for their products.  However, over the next several years, we expect the issuer to be a key player in the transition from analog movies to digital movies through its partnership with NEC Solutions (America), Inc.  The financing for the transition looks promising.  This issuer’s earnings for the second and third quarters of 2009 came in above expectations.  As of March 16, 2010 (the date we filed our 2009 Form 10-K), BTN’s stock price had appreciated by approximately 27% compared to December 31, 2009.  For these reasons, we determined at December 31, 2009 that this investment should not be impaired.  Currently, we have an unrealized gain in excess of $680,000 on this position.

d. Citizens Republic Bancorp (CRB)
CRB is a diversified financial services company.  Although the unrealized loss from a percentage standpoint was significant (62%) as of December 31, 2009, the dollar amount of the unrealized loss ($11,200) was deemed not material.  As of March 16, 2010 (the date we filed our 2009 Form 10-K), the unrealized loss was only $9,900, which was further reduced recently as CRB’s stock price rebounded.

e. Combimatrix Corp (CMC)
CMC develops proprietary DNA microarrays technologies for genomics, protemics and gene expression applications.  We did not consider the unrealized loss of $6,957 (or 15%) at December 31, 2009 to be significant.

f. Safeguard Scientifics (SS)
SS is a private equity and venture capital firm specializing in growth capital and management buyouts. Due to its structure, the company has large net operating loss carry-forwards, which we consider to be a valuable asset once the issuer starts divesting some of its companies at a gain.  As of December 31, 2009, with the IPO market seeing increased activity, we determined that this investment should not be impaired.  As of March 16, 2010 (the date we filed our 2009 Form 10-K), the unrealized loss had decreased from 30% at year end to 11%.  As of March 31, 2010, the unrealized loss had further decreased to only 2%.

g. Theratechnologies Inc. (TH)
TH is a Canadian biopharmaceutical company that develops therapies for unmet medical needs.  Its lead product is a drug that is used to treat side effects of the current HIV treatment regimen. At December 31, 2009, FDA approval was pending and deals for the foreign rights to develop the drug for other uses looked favorable.  For these reasons, we determined as of December 31, 2009 that this investment should not be impaired.  As of March 16, 2010 (the date we filed our 2009 Form 10-K), the unrealized loss had decreased from 27% at year end to 8%.

Jim B. Rosenberg
Division of Corporation Finance
June 10, 2010

(ii) Investments with unrealized losses below impairment watch-list criteria at year end.
a. FBR Capital Markets
FBR is an investment bank and brokerage with a specialty in small-mid cap companies.  The bulk of their revenue comes from capital raising activities.  Their earnings were up in the fourth quarter of 2009, and management expects that trend to continue in 2010 given the improved capital markets environment.  We also deem the unrealized loss of $53,046 to be immaterial.  For these reasons, even though the 24-month timeline had passed as of March 16, 2010 (the date we filed our 2009 Form 10-K), we decided not to impair this investment and plan to continue to monitor and evaluate this investment using the criteria first mentioned in response to this comment.

b. Gyrodyne Co. of America
This issuer is a real estate investment trust with various commercial property holdings, property development in its initial stages and a large claim against the State of New York as a result of an eminent domain disposition.  Our management estimates that this investment is worth well in excess of our cost basis, even using very conservative assumptions.  We believe the market has an overly negative sentiment when it comes to real estate investments, coupled with an overly pessimistic view of a real estate recovery.  In addition, we do not believe investors are optimistic about the outcome of the lawsuit and so are ascribing no value to the outcome.  This means that even a relatively small amount of an award from the lawsuit would have a significant positive impact on the stock price.  The issuer has no debt other than mortgage debt, and is very optimistic about the outcome of its eminent domain lawsuit.  For these reasons, our management did not record any impairment of this security for the year ended December 31, 2009.

(iii)  At December 31, 2009, we deemed the impairment of the following securities to be temporary.  However, as of March 31, 2010, we deemed the impairment of the following securities to be other-than-temporary and, therefore, recorded an impairment loss during the quarter ended March 31, 2010.

a. AVP Inc. (AVP)
AVP is a sports entertainment company focused on professional beach volleyball events worldwide.  As of December 31, 2009, the investment committee believed this issuer was making progress toward profitability under new management and additional potential new sponsorships in the pipeline as well as seeing promise in the continuing growth in the fan base of beach volleyball.  The popularity of beach volleyball as a result of the 2008 summer Olympics in Beijing, China gave AVP positive press exposure from the Wall Street Journal, CNBC and other media outlets.  In addition, the NCAA has been discussing the possibility of bringing beach volleyball as an emerging sport to the Division I level.  In April 2009, the NCAA Legislative Council approved the inclusion of beach volleyball into the emerging sports list, with a final vote among Division I schools to take place in January 2010.  The vote took place and Sand Volleyball is now on the NCAA list of emerging sports for women.  In May 2009, AVP signed a deal with Versus, a cable channel that currently reaches 75 million viewers, to air men’s and women’s finals from 11 AVP tour events.  This deal is an addition to existing broadcast deals AVP has with NBC and Fox Sports Network.  New sponsorships are highly accretive to profits.  We estimate the issuer had also significantly cut fixed expenses in 2009 by approximately 37% through an expense reduction plan, and as mentioned above the requests for sponsorships of beach volleyball events were on the rise.  Additionally, as of  December 31, 2009 we considered that AVP had voluntarily delisted in December 2008 in an effort to decrease costs.  We believe this negatively impacted the volume of trades on the security and artificially devalued the security.  Our belief that the share price was not indicative of the company’s value was based upon a cash flow model which indicated a significantly higher intrinsic value. While the unrealized loss was measured by comparing the current share price to the original cost, we assessed the security in terms of its intrinsic value. Therefore, based on the information available through March 16, 2010 (the date we filed our 2009 Form 10-K), we felt the impairment was temporary (and not as large as the share price indicated).

On March 31, 2010, the Nivea sponsorship was announced by AVP.  Our research led us to believe the contract was less attractive than previous title sponsorships with Crocs.  The title sponsor is the single biggest sponsorship (the annual tour is named for this sponsor), so this was a material disappointment and altered our view of this investment.  In addition, the season began on April 16, 2010 with no additional sponsors.  Therefore, we believed the anticipated profit increase during 2010 would not materialize.   Therefore, we determined that the impairment was other-than-temporary and decided to write-down this investment in the first quarter of 2010.

Jim B. Rosenberg
Division of Corporation Finance
June 10, 2010

b. Directed Electronics Inc. (DEI)
DEI is an electronics marketer and distributor of audio systems and remote car starters that went through a leveraged buyout by a private equity firm who then sold the stock in an initial public offering in early 2006.  The leveraged buyout/IPO process left DEI with a large amount of debt.  In July 2009, DEI successfully renegotiated its debt, which caused the stock to appreciate by approximately 500% by December 31, 2009.  In an effort to cut costs, DEI voluntarily deregistered its stock and now only reports audited financial statements on an annual basis.  DEI continued to generate positive EBITDA in 2008 of approximately $50 million, which we believed was an indicator, based on conservative multiples, that the stock had value well in excess of our cost.  We expected the issuer to report 2009 results by the end of March 2010.  In a letter to shareholders in October 2009, the CEO said he expected to report 2009 earnings in early 2010.  When DEI failed to report on March 31, we contacted the company for an estimate on when the 2009 results would be reported.  Because we did not get a call back, we checked the timing of the 2008 results and found that they were reported in August 2009.  By August 2010, we would be well past the 24 month time frame. The primary catalyst for this stock would be the recovery of consumer discretionary spending.  Because we did not anticipate a marked improvement in consumer sentiment through the month of April, we determined that the impairment was other-than-temporary and decided to write-down this investment in the first quarter of 2010.

c. Photomedex Inc. (PI)
PI is a medical device and specialty pharmaceutical company.  As of December 31, 2009, our investment committee believed this investment could recover based on the issuer’s recent acquisition activity in the UK (allows for expanded product lines in the U.S. with no incremental costs), FDA approval of new products, entry into distribution agreements, a recent $18 million investment from Perseus Partners (a private equity firm), and new management.  The issuer projected EBITDA of $4.0 million in the first half of 2010.  Additionally, as of March 15, 2010, the value of PI’s stock had increased by approximately 200% since December 31, 2009.  Subsequent to the filing of our 2009 Form 10-K, Photomedex filed an 8-K on March 23, 2010 indicating that it had entered into a new term loan (interest rate at 12% per annum) and amended its existing convertible notes (increased borrowing cost by 200 basis points) and issued warrants that priced at $6 compared to an average stock price of $10 during the previous couple of months.    Our management believed this was an unattractive financing alternative.  This led us to believe that PI would report earnings shortfalls in periods subsequent to the aforementioned transaction as well as dilute the stock price.  This was confirmed as the stock price decreased approximately 24% one month after the filing of the 8-K.  Additionally, we felt the anticipated improvement in the economy in 2010 did not occur within the first four months of the year.  Therefore, we determined that the impairment was other-than-temporary and decided to write-down this investment in the first quarter of 2010.

d. TBS International (TBS)
TBS is a fully integrated transportation service company for ocean and sea transport that had EBITDA of approximately $120 million and $46 million for 2008 and 2009, respectively.   Because of TBS’s leveraged balance sheet and fixed cost structure, decreases in shipping rates and volume in 2009 negatively impacted TBS’s EBITDA and stock price.  However, when shipping rates rise, we would expect the company’s EBITDA and stock price to increase back to historical levels or higher.  During the economic downturn, TBS took steps to reduce its fixed cost structure.  We expected an economic recovery in 2010 to lead to shipping rate recoveries and therefore act as a catalyst for the company in 2010.  We believed that this catalyst combined with a smaller cost structure would increase the price of the security.  We estimated that for each $1,000 increase in time charter equivalent (a standard industry measure of the average daily revenue performance of a vessel), TBS would benefit approximately $0.60 per share or add $6 to the security using a 10 times P/E multiple. This view was also shared by TBS’s sole analyst, Jefferies.  The Baltic Dry Index (an index tracking worldwide international shipping prices of various dry bulk cargoes) bottomed in early 2009.  Since that time, the security has increased in value by three times from its low in 2009.  As mentioned above, we believed that even a small improvement in shipping rates would have a significant positive impact on the security.  We also felt that shipping rates would rise in 2010 from increased demand for infrastructure spending in the U.S. and China, as well as the increase in commodity prices at the end of 2009. For these reasons, we determined at December 31, 2009 that this investment should not be impaired.  Subsequent to the filing of our 2009 Form 10-K, we obtained TBS’s 2009 Form 10-K.  The audit opinion indicated TBS believed it would not be in compliance with its debt covenants, had received a going concern opinion and we thought this might lead towards additional restrictions from its lenders. Additionally, shipping rates are available on a daily basis.  Through early May, we did not see the recovery in shipping rates analysts believed would occur in 2010.  Concerns about overbuilding and overheating in China dominated the headlines starting around late April, which is when the Shanghai index started its pronounced decline, and the Baltic Dry shipping index stumbled.  Therefore, we determined this impairment was other-than-temporary and decided to write-down this investment in the first quarter of 2010.

Jim B. Rosenberg
Division of Corporation Finance
June 10, 2010

•	Regarding investments in debt securities, tell us why your 24 month policy does not conflict with applying the guidance for debt securities in ASC 320-10-35.

Response:

    We do not believe our 24 month policy conflicts with the guidance for debt securities found in ASC 320-10-35.  For each reporting period, we assess whether an investment is impaired in accordance with ASC 320-10-35-21 and 27.  In accordance with ASC 320-10-35, we assess impairment of debt securities using several criteria, with length of time and the extent to which the fair value has been less than the amortized cost basis among the considerations.  There is no bright line test in ASC 320-10-35 as to time frame for other-than-temporary-impairment of a debt security.  We consider factors such as adverse conditions specifically related to the security, an industry or a geographic area.  We consider information available to us that is relevant to the debt security, including information about past events, current conditions, and reasonable and supportable forecasts.  Our review of the creditworthiness of a security and therefore the likelihood that it will continue paying according to its terms includes, at a minimum, an analysis of: seniority of the specific security, strength of current financial statements, review of profitability for the last three years, management projections of future performance, rating agencies’ and street credit analysts’ reviews and ratings with particular emphasis on future profitability and cash flows, regulatory environment and prospects for the industry.  Additionally, our debt security portfolio consists of very high quality bonds; 89% of the bonds are rated A or better and 66% are AAA or U.S. treasury.  Because of recent (October 2008 forward) market conditions, the market spreads for bonds have widened. The downward pressure on bond prices was related to market conditions as a whole and not necessarily the credit worthiness of specific bonds. We review the credit worthiness of the companies in which we invest. Since we have the ability to hold the bond until maturity we feel there is no need to impair the security before 24 months as long as the credit worthiness is still intact.  We believe we have the ability to hold debt securities until maturity due to our strong position in cash and short term investments, which as of December 31, 2009 was approximately $265 million.  By reason of that position and our demonstrated ability to consistently generate positive cash flow from operations, we believe we have the ability to meet our cash flow requirements without selling these securities.

Jim B. Rosenberg
Division of Corporation Finance
June 10, 2010

Historically, when warranted, we have impaired debt securities that were in unrealized loss positions for less than 24 months (e.g., Lehman Brothers, Washington Mutual, General Motors) based on impairment indicators outlined in ASC 320-10-35-27.  Ultimately, our determination as to whether a security is other-than-temporarily impaired is a good faith determination based on consideration of all factors relevant to the particular security, but no one factor is necessarily decisive.

Note 15 - Income Taxes, page F-43

6.	Please revise your disclosure to describe the nature and amounts of items included under other, net deferred tax liabilities.

Response:

Set forth below is a table describing the nature and amounts of items included in the line item Other, net, which is a component of deferred tax liabilities, disclosed in footnote 15 of our 2009 Form 10-K:

(Amounts in thousands)	Ending	Tax Effect
	Balance	@ 35%

Bonds - deferred market discount	2,145	751
Depreciation and amortization	8,071	2,825
Advanced premium expenses	145	51
Prepaid expenses	1,923	673
Cash surrender value	5,058	1,771
Internally developed software	2,419	847
Statutory capital (gain)/loss	10,091	3,531
Section 481(a) adjustments	3,648	1,276
Accrued state and local taxes	128	45
Total of other, net deferred tax liabilities	33,628	11,770

Jim B. Rosenberg
Division of Corporation Finance
June 10, 2010

    A description of the above line items follows:

Bonds- deferred market discount
For GAAP purposes, common stocks (and most preferred stocks) and bonds are customarily marked-to-market to be carried at fair value.  For tax purposes, historical cost is typically used for stocks and amortized cost (modified for deferred market discount) for bonds.  Due to the difference in carrying values, a taxable temporary difference exists that, when tax effected, generates a deferred tax liability.

Depreciation and amortization
A deferred tax liability is recognized for depreciation and amortization due to the cumulative temporary difference between GAAP and tax methods of depreciation that will result in taxable amounts in future years.  For example, a temporary difference is created for depreciation and amortization between the GAAP carrying value of an asset and the tax basis due to a difference in the productive life of the asset for each method.  In essence, the deferred tax liability represents less tax depreciation and amortization to be taken in future periods for tax purposes than for GAAP purposes, resulting in a greater amount of taxes payable in future years.

Advanced premium expenses
We currently deduct advanced premium expenses (commissions, premium tax and assessments) for tax purposes in accordance with Rev. Proc. 2002-46, but not for book purposes.

Prepaid expenses
This amount represents the difference between the deduction for GAAP prepaid expenses, such as rent, and the related tax deduction.  The difference results from a timing difference between when the expense is recorded for book purposes and paid for tax purposes.

Cash surrender value
Cash surrender value represents the potential deferred tax liability in the event that we surrender a life insurance policy on a certain officer.  If we hold the insurance policy until death, the cash surrender value of the policy would not be taxable and there would be no deferred tax liability.  We intend to hold the policy until death and believe that, ultimately, there will be no difference between tax and book purposes.  For record keeping purposes, we have kept track of this item in a gross presentation.  It has a deferred tax liability recorded in the event the policy is surrendered prior to death and an equal amount recorded as a deferred tax asset to offset the liability recorded due to the fact that we ultimately believe the net deferred tax/asset liability will be $0.

Internally developed software
For GAAP purposes, a portion of salaries and wages for developers creating internally developed software is capitalized as software and depreciated over 5 years; for tax purposes the salaries are deductible in the year paid.  This favorable timing difference creates a deferred tax liability.

Statutory capital (gain)/loss
Securities held by our insurance company subsidiaries may have a different cost basis for GAAP and tax purposes.  Because of this difference, realized capital gains related to such securities generate a deferred tax asset or deferred tax liability, depending on whether the tax basis is greater or less than the GAAP basis.

Jim B. Rosenberg
Division of Corporation Finance
June 10, 2010

Section 481(a) adjustments
In connection with a change in our accounting method related to the tax treatment of advanced premium in the unearned premium discount, earned but unbilled and expenses and premium income and advanced premium expense deductions, which was approved by the IRS, we will recognize taxable income in the three-year period from 2009 through 2011, which is reflected in 2009 as a deferred tax liability.

Accrued state and local taxes
When there are differences between our accrual for state and local taxes and the actual state and local tax deduction related thereto, we establish a deferred tax liability or deferred tax asset to reflect such differences.

    We combine these items into Other, net because we do not believe that any of the items listed above are materially significant on an individual basis.  We will continue to evaluate these items for materiality on an ongoing basis, and will break out these prospectively as they are deemed material.

    In connection with our response to your Comment Letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•
the Commission has taken the position that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    We further understand that the Division of Enforcement has access to all information provided to the Staff in the Staff’s review of our filings or in response to the Staff’s comments on our filings.

    We trust that you will find the foregoing to be responsive to the Staff’s comments.  Please contact the undersigned at (216) 328-6116 if you require any further information.

Sincerely,

/s/ Ronald E. Pipoly, Jr.

Ronald E. Pipoly, Jr., Chief Financial Officer

cc:	Gus Rodriguez, Securities and Exchange Commission Keira Nakada, Securities and Exchange Commission Rose Zukin, Securities and Exchange Commission Imran Makda, BDO Seidman, LLP